Exhibit 99.1

AMENDED AND RESTATED

INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying amended and restated interim unaudited condensed financial statements of SOL Strategies Inc. (formerly Cypherpunk Holdings Inc.) (the “Company”) for the six months ended March 31, 2026 (the “Interim Statements”) were prepared by management in accordance with International Financial Reporting Standards. The most significant of these standards have been set out in note 2 of these Interim Statements. Any applicable changes in accounting policies have also been disclosed in these financial statements. Management acknowledges responsibility for the preparation and presentation of the financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

The Board of Directors is responsible for ensuring management fulfills its financial reporting responsibilities and for reviewing and approving the financial statements together with other financial information. The Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process, and the period end financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate control over its financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on "Internal Control Over Financial Reporting Guidance for Smaller Public Companies" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was not effective as at March 31, 2026.

CONCLUSION RELATING TO DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as defined in the National Instrument 52-109. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Company's disclosure controls and procedures were effective as at March 31, 2026.

NOTICE TO READER

The accompanying amended and restated interim unaudited condensed financial statements for the three and six months ended March 31, 2026 and 2025, as amended and updated for the period ended March 31, 2026 (the “Amended Financial Statements”), fully replace those previously filed on May 15, 2026, for the same period.

The Amended Financial Statements contain the following amendments:

•	The revaluation loss on digital assets for the three months ended March 31, 2026

•	The earnings per share for the three months ended March 31, 2026

•	The cash flow for the six months ended March 31, 2025

•	The statement of equity for the period ending March 31, 2025

•	The change in fair value in note 5 has been amended

•	Note 13 the stock option grant activity has been amended

•	The subsequent events in note 23 have been amended

These corrections have no impact on the total comprehensive loss, total assets, liabilities, or shareholders' equity (deficiency).

SOL STRATEGIES INC.

AMENDED AND RESTATED INTERIM CONDENSED STATEMENTS OF FINANCIAL POSITION

(EXPRESSED IN CANADIAN DOLLARS)

	March 31,	September 30,
	2026	2025
Assets
Cash and cash equivalents (note 3)	$367,528	$1,785,403
Prepaid expenses and accounts receivable (note 4)	778,493	167,151
Income tax recoverable (note 21)	1,600,000	1,600,000
	2,746,021	3,552,554
Cryptocurrencies (note 5)	60,658,543	126,529,342
Intangible assets (note 6)	21,954,166	38,809,125
Fixed assets (note 7)	13,413	20,320
Investments (note 8)	488,781	685,662
	$85,860,924	$169,597,003

Liabilities
Accounts payable and accrued liabilities (notes 9 and 17)	$1,767,117	$2,317,122
Credit facility (note 10)	9,523,106	16,164,590
Convertible debentures (note 11)	11,732,334	14,477,841
	23,022,557	32,959,553
Long-term liabilities
Convertible debentures (note 11)	22,086,274	21,271,816
Deferred tax liability (note 21)	-	584,981
	45,108,831	54,816,350
Shareholders' Equity
Capital stock (note 12)	108,816,273	70,428,555
Reserves (notes 13, 14, and 15)	73,589,503	72,442,431
Accumulated other comprehensive (loss) income	-	19,049,001
Accumulated deficit	(141,653,683)	(47,139,334)
	40,752,093	114,780,653
	$85,860,924	$169,597,003

Nature of operations and going concern (note 1)

Contingent liabilities (note 18)

Subsequent events (note 23)

SIGNED ON BEHALF OF THE BOARD

“Dennis Logan”	“Rubsun Ho”
Director	Director

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC.

AMENDED AND RESTATED INTERIM CONDENSED STATEMENTS OF INCOME (LOSS)
AND COMPREHENSIVE INCOME (LOSS)

(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended March 31		Six months ended March 31
	2026	2025	2026	2025
Income (loss)
Validation service income - net (note 16)	$379,173	$1,589,700	$849,710	$2,110,157
Staking rewards (note 16)	768,260	937,764	2,399,340	1,662,156
Realized (loss) gain on disposition of cryptocurrencies (note 5)	(15,659,074)	(3,285)	(21,686,798)	4,427,083
Investment income	35,949	6,331	40,645	6,331
Other income	-	6,069	1,460	18,059
Realized (loss) gain on investments (note 8)	-	-	(196,880)	(442)
	(14,475,692)	2,536,579	(18,592,523)	8,223,344
Expenses
Impairment losses on intangible assets (note 6)	12,112,727	-	12,112,727	-
Amortization (note 6 and 7)	2,350,796	2,541,834	4,749,139	2,591,916
Share based compensation (notes 13 and 17)	919,454	3,220,195	2,195,867	3,848,991
Professional fees (note 17)	985,248	974,108	2,116,158	1,247,171
Interest expense and accretion (note 11)	545,581	784,782	1,703,493	817,645
Consulting fees (note 17)	778,783	400,661	1,470,300	643,369
Investor relations	307,378	187,629	584,725	341,979
General and administrative	529,699	206,051	1,197,214	257,594
Listing fees	197,293	41,952	429,026	98,398
Foreign exchange loss (gain)	18,060	155,229	(277,854)	(48,254)
Director fees (note 17)	140,447	11,443	334,478	23,111
Revaluation loss on digital assets (note 5)	15,423,243	-	56,518,234	-
	34,308,709	8,523,884	83,133,507	9,821,920
(Loss) before taxes	(48,784,401)	(5,987,305)	(101,726,030)	(1,598,576)
Deferred tax expense (recovery) (note 21)	-	-	-	-
Provision for income tax (recovery) (note 21)	-	(1,163,013)	-	-
Income tax (recovery)	-	(1,163,013)	-	-
(Loss) for the period	(48,784,401)	(4,824,292)	(101,726,030)	(1,598,576)
Other comprehensive income
Unrealized (loss) gain on cryptocurrencies (note 5)	-	(27,715,116)	(12,422,302)	(23,114,301)
Deferred tax recovery on unrealized gain on cryptocurrencies (note 21)	584,981	-	584,981	(995,979)
Total comprehensive (loss)	$(48,199,420)	$(32,539,408)	$(113,563,351)	$(25,708,856)

Net (loss) per share - basic and diluted (note 12(c))	$(1.34)	$(0.26)	$(3.43)	$(0.09)
Weighted average number of shares outstanding -basic and diluted (note 12(c))	36,337,817	18,892,263	29,661,405	18,794,177

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC.

AMENDED AND RESTATED INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(EXPRESSED IN CANADIAN DOLLARS)

	Common Shares	Capital Stock	Reserves	Accumulated Other Comprehensive (Loss) Income	Deficit	Total
Balance, September 30, 2024	18,271,711	$17,256,668	$17,297,454	$2,540,513	$(10,371,011)	$26,723,624
Share based compensation (note 14)	-	-	3,848,991	-	-	3,848,991
Options exercised (note 14)	739,348	699,271	-	-	-	699,271
Fair value of options exercised (note 14)	-	562,216	(562,216)	-	-	-
Warrants issued for acquisitions (note 6)	-	-	7,428,729	-	-	7,428,729
Shares issued for acquisitions (note 6)	833,203	17,472,149	-	-	-	17,472,149
Shares to be issued for acquisitions (notes 6 and 15)	-	-	42,777,295	-	-	42,777,295
Convertible debenture, equity component (note 11)	-	-	7,205,608	-	-	7,205,608
Net loss for the period	-	-	-	-	(1,598,576)	(1,598,576)
Other comprehensive income (note 5)	-	-	-	(23,114,301)	-	(23,114,301)
Balance, March 31, 2025	19,844,262	$35,990,304	$77,995,861	$(20,573,788)	$(11,969,587)	$81,442,790
Share based compensation (note 14)	-	-	4,013,427	-	-	4,013,427
Options exercised (note 14)	959,128	1,065,762	-	-	-	1,065,762
Fair value of options exercised (note 14)	-	793,423	(793,423)	-	-	-
Warrants exercised	452,333	9,046,670	-	-	-	9,046,670
Fair value of warrants exercised		2,172,892	(2,172,892)	-	-	-
Shares issued for acquisitions (note 6)	450,646	4,858,066	(3,718,400)	-	-	1,139,666
RSUs converted for shares	124,103	2,882,142	(2,882,142)	-	-	-
Interest paid with common shares	21,563	371,891	-	-	-	371,891
Shares issued upon conversion of convertible debt (note 11)	1,147,806	13,247,405	-	-	-	13,247,405
Net loss for the period	-	-	-	-	(33,436,550)	(33,436,550)
Transfer of historical unrealized gains on disposal of Bitcoin (note 5)	-	-	-	1,733,197	(1,733,197)	-
Other comprehensive income (note 5)	-	-	-	37,889,592	-	37,889,592
Balance, September 30, 2025	22,999,841	$70,428,555	$72,442,431	$19,049,001	$(47,139,334)	$114,780,653
Share based compensation (note 13)	-	-	2,195,867	-	-	2,195,867
Units issued for LIFE offering (note 12)	4,380,000	30,003,000	-	-	-	30,003,000
Warrant value on the LIFE offering (note 12)	-	(17,912,000)	17,912,000	-	-	-
ATW Convertible debt conversions	925,301	2,547,965	-	-	-	2,547,965
Shares issued, acquisitions - Cogent (notes 6 and 15)	387,333	3,718,400	(3,718,400)	-	-	-
Shares issued, acquisitions - OrangeFin (notes 6 and 15)	533,216	1,093,379	(1,093,379)	-	-	-
Shares issued acquisitions - Laine (notes 6 and 15)	625,000	15,000,000	(15,000,000)	-	-	-
Shares issued, ATM offering (note 12)	1,045,654	2,144,450	-	-	-	2,144,450
Shares issued, debt repayment	2,300,726	4,923,554	-	-	-	4,923,554
RSUs converted for shares	30,951	224,016	(224,016)	-	-	-
Share issue costs - commissions (note 12)	-	(1,800,180)	-	-	-	(1,800,180)
Share issue costs - broker warrants (note 12)	-	(1,075,000)	1,075,000	-	-	-
Share issue costs - legal (note 12)	-	(479,865)	-	-	-	(479,865)
Net loss for the period	-	-	-	-	(101,726,030)	(101,726,030)
Transfer of historical unrealized gains on disposal of Cryptocurrencies (note 5)	-	-	-	(7,211,680)	7,211,680	-
Other comprehensive income (note 6)	-	-	-	(11,837,321)	-	(11,837,321)
Balance, March 31, 2026	33,228,022	$108,816,274	$73,589,503	$-	$(141,653,684)	$40,752,093

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC.

AMENDED AND RESTATED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

(EXPRESSED IN CANADIAN DOLLARS)

Six months ended March 31,	2026	2025
Cash and cash equivalents (used in) provided by:
Operating activities
Income (loss) for the period	$(101,726,030)	$(1,598,576)
Adjustments for:
Validation service income received in cryptocurrencies	(849,710)	(2,110,157)
Staking revenue received in cryptocurrencies	(2,399,340)	(1,662,156)
Realized (loss) gain on dispositions of cryptocurrencies	21,686,798	(4,427,083)
Revaluation loss on digital assets	56,518,234	-
Realized loss on investments (note 8)	196,880	442
Share-based compensation (notes 13 and 17)	2,195,867	3,848,991
Other non-cash (income) loss with crypto	(520,805)	235,011
Expenses paid with cryptocurrencies	596,545	63,778
Accretion	814,458	115,517
Amortization (notes 6 and 7)	4,749,139	2,591,916
Impairment losses on intangible assets (note 6)	12,112,727	-
Foreign exchange loss (gain)	-	(48,254)
Foreign exchange (gain) loss on credit facilities	(102,469)	-
Foreign exchange (gain) loss on convertible debt	(197,542)	-
Interest settled with share issuance	682,800	-
Net change in non-cash working capital items:
Receivables and prepaid expenses	(611,342)	(209,082)
Accounts payable and accrued liabilities	(550,005)	634,498
Cash used in operating activities	(7,403,795)	(2,565,155)
Financing activities
Proceeds from LIFE Offering (note 12)	30,003,000	-
Share issue costs - commissions (note 12)	(1,800,180)	-
Share issue costs - legal (note 12)	(479,865)	-
Proceeds from ATM share issuances	2,144,450	-
Repayment of related party credit facility (note 10)	(11,935,849)	16,180,172
Proceeds from private placement of convertible debentures (net)	-	29,901,551
Proceeds from exercise of options and warrants	-	699,271
Credit facility proceeds (net) (note 10)	9,637,584	-
Cash provided by financing activities	27,569,140	46,780,994
Investing activities
Purchase of cryptocurrencies (note 5)	(24,007,500)	(48,190,746)
Proceeds from sale of cryptocurrencies (note 5)	2,424,280	10,804,053
Purchase of assets	-	(18,838)
Intangible asset investments	-	(7,753,192)
Sale/redemption of investments (note 8)	-	827,669
Cash provided by (used in) investing activities	(21,583,220)	(44,331,054)
Change in cash and cash equivalents	(1,417,875)	(115,215)
Cash and cash equivalents, beginning of the period	1,785,403	1,808,052
Cash and cash equivalents, end of the period	$367,528	$1,692,837

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

1.	NATURE OF OPERATIONS AND GOING CONCERN

SOL Strategies Inc. (the "Company" or "Sol Strategies") is a publicly listed company incorporated in Canada under the legislation of the Province of Ontario. The registered office of the Company is located at 217 Queen St W #401, Toronto, ON M5V 0R2. Since February 4, 2019, the Company’s common shares trade on the Canadian Securities Exchange ("CSE") under the trading symbol "HODL" and the National Association of Securities Dealers Automated Quotations under the symbol “STKE”.

The Company is dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem. During the year ended September 30, 2024, the Company pivoted its strategy to focus on the Solana blockchain ecosystem, leveraging its high-performance infrastructure and scalability. This shift included holding Solana tokens (“SOL”) as a core balance sheet asset, operating validators, and developing staking tools paired with compliance frameworks. The Company's mission is to operate secure validators that leverage Solana's high transaction speed, throughput, and ecosystem to deliver long-term value for both users and investors. The Company is committed to developing unique technologies that optimize staking efficiency and accessibility, further strengthening Solana’s position as a leading blockchain for institutional and enterprise applications. Reflecting this strategic pivot, the Company rebranded from Cypherpunk Holdings Inc. to SOL Strategies Inc. on September 9, 2024. The Company's cryptocurrencies and related investments may be subject to significant fluctuations in value and are subject to risks unique to the asset class and different from traditional financial assets (note 20). Additionally, during the six months ended March 31, 2026, certain assets were held in cryptocurrency exchanges or with custodians that are limited in oversight by regulatory authorities.

Basis of Presentation

These amended and restated interim unaudited condensed financial statements for the six months ended March 31, 2026 (the “Interim Statements”) have been prepared and presented on a going concern basis. The Company has sufficient cash, cash equivalents, and cryptocurrencies and other assets to support its operations for at least twelve months from the date of the issuance of these interim statements.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

Statement of Compliance

The Company applies IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These Interim Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB.

The policies applied in these Interim Statements are based on IFRSs issued and outstanding as of June 26, 2026, the date the Board of Directors approved the Interim Statements. The same accounting policies and methods of computation are followed in these Interim Statements as compared with the most recent audited annual financial statements as at and for the year ended September 30, 2025. Any subsequent changes to IFRS that are given effect in the upcoming Company's audited annual financial statements for the year ending September 30, 2026 could result in restatement of these Interim Statements for the six months ended March 31, 2026.

Income

Income is earned primarily from staking and validating SOL. The Company also earns interest income and dividend income.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

Validating income

The Company operates validator nodes on the SOL blockchain and earns staking rewards in the form of SOL.

Validator Node income is earned as transactions are validated on a blockchain. The Company performs validation services for SOL owned by third parties and its own SOL delegated to the Company’s validators. The validation services contribute to the security and functionality of the SOL network. In exchange, the Company receives a commission based on a pre-agreed percentage of the rewards earned by those validations. The Company receives rewards for these services provided to the blockchain (“the service”) and recognizes these rewards as validator income as they are received. The blockchain token rewards are only earned when the Company validates transactions that take place on the blockchain. When a transaction is validated by the Company’s node, rewards are deposited to the Company’s account.

The Company provides the service to the SOL Network (“the network”) and therefore the Company has determined there is no identifiable customer. In addition, because the network automatically distributes rewards; no party promises to pay consideration, and no party is obligated to deliver a service. Therefore, there is no identifiable contract. The validator node rewards do not arise from contracts with customers and therefore are considered outside the scope of IFRS 15.

Validator income is recognized based on the reward received in the form of digital assets. This is considered a non-cash consideration, which the Company measures at fair value on the date received. The fair value of the reward received is determined using the quoted price of the digital asset at the time of receipt.

Staking income

For SOL held by the Company and delegated to the validator nodes it owns and operates, the Company is entitled to the full amount of staking rewards earned, at the same rate as any third-party SOL delegated to its Validators. Because both the delegated SOL and the validator infrastructure are under the Company’s control, these rewards do not arise from contracts with customers and are therefore outside the scope of IFRS 15. Staking rewards on self-delegated SOL are recognized as staking income or gains from digital asset activities, measured at the fair value of the SOL received in the period the entitlement to the reward is established. SOL rewards are calculated and distributed automatically by the SOL protocol at the end of each Epoch, each of which lasts approximately two to three days.

The Company applies the revaluation model to cryptocurrencies classified as intangible assets. Management has concluded that an active market exists for these assets, based on the availability of quoted prices in accessible, liquid markets with sufficient trading volume. The determination of whether an active market exists represents a critical accounting judgment and is reassessed at each reporting date.

Dividend income

Dividends are received from financial assets measured at fair value through profit or loss (FVTPL). Dividends are recognized when the right to receive payment is established.

Derivative Instruments – Option Premiums

The Company enters into option contracts as part of its treasury management activities. Option premiums received on written options are initially recognized as cash and a corresponding derivative liability, measured at fair value through profit or loss. The derivative liability is re-measured at each reporting date, with changes in fair value recognized in the statement of profit or loss.

Where an option contract expires unexercised, the related derivative liability is derecognized and the premium previously received is recognized as income in profit or loss. The cash proceeds from expired option contracts remain within cash and cash equivalents. Option contracts that remain outstanding at the reporting date continue to be presented as derivative liabilities measured at fair value, with the related cash premium received included in cash and cash equivalents on the balance sheet.

Future Share Issuances

The Company enters into arrangements to acquire certain assets for which the consideration includes the future issuance of equity instruments. When the goods or services received do not constitute a business as defined in IFRS 3 Business Combinations, the transaction is accounted for as a share-based payment in accordance with IFRS 2 Share-based Payment. The fair value of the equity instruments to be issued is measured at the grant date and recognized as the cost of the acquired assets, with a corresponding increase in equity. Where the fair value of the equity instruments cannot be reliably measured, the transaction is measured by reference to the fair value of the assets acquired. During the year ended September 30, 2025, the Company entered into several asset acquisition transactions involving future share issuances (refer to Notes 6 and 15).

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

3.	CASH AND CASH EQUIVALENTS

The balance consists of funds in cash and banks immediately available for use in the Company's operations. There were no restricted balances at March 31, 2026 and September 30, 2025.

	March 31, 2026	September 30, 2025
Cash in banks	$367,528	$1,785,403
	$367,528	$1,785,403

4.	PREPAID EXPENSES AND ACCOUNTS RECEIVABLE

The balances are comprised as follows:

	March 31, 2026	September 30, 2025
Accounts receivable	$11,976	$167,151
Prepaid expenses	766,517	-
	$778,493	$167,151

5.	CRYPTOCURRENCIES

Cryptocurrencies are digital assets that are typically part of a decentralized system of recording transactions, new digital assets are issued based on reliance on cryptography to secure its transactions, to control the creation of additional digital assets, and to verify the transfer of assets.

The balance of cryptocurrencies at cost and at market value, is as follows:

	Quantity	Cost (USD) (a)	Cost (CAD) (a)	Market Value
Solana	441,915	$72,895,453	$102,153,290	$51,275,287
STKESOL	82,314	$10,759,900	$14,824,002	$9,360,989
JTO	52,182	106,047	145,410	20,350
SUI	1,461	1,626	1,916	1,916
Balance at March 31, 2026		$83,763,026	$117,124,619	$60,658,543

	Quantity	Cost (USD) (a)	Cost (CAD) (a)	Market Value
Solana	435,159	$66,847,972	$105,371,837	$126,415,294
JTO	52,182	106,047	145,410	114,048
Balance at September 30, 2025		$66,954,019	$105,517,247	$126,529,342

(a)	The cost is determined as the historical weighted average cost of the cryptocurrencies acquisitions and disposals.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

The activity of the Company’s cryptocurrencies, excluding digital assets posted as collateral with third parties, for the year ended September 30, 2025 and the six months ended March 31, 2026 is as follows:

Balance at September 30, 2024	$25,575,512
Cash purchases	74,920,237
Cash sales	(8,677,328)
Purchases made with Crypto	15,702,439
Sales made with Crypto	(15,570,372)
Gain on cash sales	1,414,389
Gain on cryptocurrency traded for cryptocurrency	1,528,039
Staking and validating income before cost of sales paid in fiat	10,734,659
Expenses paid in cryptocurrencies	(582,302)
Investment income received in cryptocurrencies	132,067
Other income	66,927
Cryptocurrencies posted as collateral	(1,757,712)
Cryptocurrency collateral returned	2,763,872
Foreign exchange gain	176,479
Change in fair value	20,102,436
Balance at September 30, 2025	$126,529,342
Cash purchases	24,007,500
Cash sales	(1,209,433)
Loss on cash sales	(489,328)
Purchases made with Crypto	42,109,120
Sales made with Crypto	(42,599,434)
Loss on cryptocurrency traded for cryptocurrency	(20,340,799)
Staking and validating income before cost of sales paid in fiat	3,611,634
Liquid staking income	119,293
Expenses paid in cryptocurrencies	(596,545)
Investment income received in cryptocurrencies	(13,107)
Other income	4,696
Cryptocurrencies posted as collateral	(56,892,366)
Cryptocurrency collateral returned	26,141,566
Sol held at validator (Squad)	(132,147)
Foreign exchange gain	633,854
Change in fair value	(58,950,771)
Balance at March 31, 2026	$41,933,077

During the year ended September 30, 2025 the Company resumed its treasury management investment strategy to generate income on its cryptocurrency assets, previously executed intermittently during the years ended September 30, 2024 and 2023, which required collateral to be posted to over-the-counter traders to execute trades (see Note 20). During the years ended September 30, 2025 and 2024, the treasury management investment strategy involved selling covered European call options (each, an “Option”) on OTC markets. The Company recognizes premium income upon the sale of an Option. In the event the Option expires in-the-money, the Company’s underlying Bitcoin is used as collateral to sell the Option at the strike price of the Option. The strategy was discontinued prior to the end of fiscal 2025.

During the six months ended March 31, 2026, the Company entered into a cryptocurrency-backed credit facility with Kamino Finance (“Kamino”) which required collateral to be posted to Kamino (see Note 10).

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

The activity of the Company’s cryptocurrencies posted as collateral during the year ended September 30, 2025 and the six months ended March 31, 2026, is as follows (see note 10):

Balance at September 30, 2024	$-
Cryptocurrencies posted as collateral	1,757,712
Cryptocurrency collateral returned	(2,763,872)
Gain on sales	1,006,160
Balance at September 30, 2025	$-
Cash sales	$(1,214,847)
Loss on cash sales	(856,670)
Investment income received in cryptocurrencies	35,949
Cryptocurrencies posted as collateral	56,892,366
Cryptocurrency collateral returned	(26,141,566)
Change in fair value	(9,989,766)
Balance at March 31, 2026	$18,725,466

6.	INTANGIBLE ASSETS

Cost, Intangible Assets	Total
Balance September 30, 2024	$-
Additions	76,571,030
Balance, September 30, 2025 and March 31, 2026	76,571,030

Accumulated Amortization and Impairment
Balance September 30, 2024	-
Amortization (1)	(10,200,850)
Impairment losses	(27,561,055)
Balance September 30, 2025	(37,761,905)
Amortization (1)	(4,742,232)
Impairment losses	(12,112,727)
Balance, March 31, 2026	$(54,616,864)

Net book value
Balance September 30, 2024	-
Balance, September 30, 2025	38,809,125
Balance, March 31, 2026	$21,954,166

(1)	The intangible assets are amortized on a straight-line basis over five (5) years.

During the year ended September 30, 2025, the Company acquired certain intangible assets operating as Cogent Crypto (“Cogent”), OrangeFin Ventures LLC (“OrangeFin”), and Laine, resulting in an increase in the amount of Solana being validated by the Company.

The Company acquired 78% interest in Cogent’s SOL blockchain validator assets, and a 100% interest in Cogent’s SUI blockchain, Monad blockchain and Arch blockchain validator assets (collectively, the “Cogent Assets”), including main networks and test networks, and all accounts, information, data, infrastructure and other components required for or associated with the access, management, operation and other use or exploitation of the Cogent Assets. The entire value of the purchase of the Cogent Assets has been attributed to the SOL validators, as the concentration test has been met under IFRS 3 B7B. The intangible assets acquired included blockchain validator accounts, public and private keys, software, domain names, social media accounts, and rights to operating agreements.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

The Company acquired 100% of OrangeFin’s SOL blockchain and Arch blockchain validator assets (collectively, the “OrangeFin Assets”), including main networks and test networks, and all accounts, information, data, infrastructure, and other components required for or associated with the access, management, operation and other use or exploitation of the OrangeFin Assets. The entire value of the purchase of the OrangeFin Assets has been attributed to the SOL validators, as the concentration test has been met under IFRS 3 B7B. The intangible assets acquired included blockchain validator accounts, public and private keys, software, domain names, social media accounts, and rights to operating agreements.

The Company acquired 100% of Laine SOL blockchain, SUI blockchain, Monad blockchain and Arch blockchain validator assets (collectively, the “Laine Assets”) including main networks and test networks, and all accounts, information, data, infrastructure and other components required for or associated with the access, management, operation and other use or exploitation of the Laine Assets. The entire value of the purchase of the Laine Assets has been attributed to the SOL validators, as the concentration test has been met under IFRS 3 B7B. The intangible assets acquired included blockchain validator accounts, public and private keys, software, domain names, social media accounts, and rights to operating agreements.

The purchase price and net assets of the Cogent Asset acquisition are as follows:

As of November 24, 2024
Purchase price
Cash consideration(1)	$1,394,340
Value of 145,250 common shares issued at closing(2)	1,394,400
Value of 2,324,000 common shares issuable subsequent to closing(3)	22,310,400
Transaction costs	139,354
$25,238,494
Net assets acquired
Intangible assets	25,238,494
$25,238,494

(1)	USD$1,000,000 (CAD $1,394,340) paid in US dollar stablecoins at closing.

(2)	145,250 common shares priced at $9.60 per share, issued at closing.

(3)	2,324,000 common shares issuable as follows: 387,333 common shares on May 25, 2025 (Issued), 387,333 common shares on November 25, 2025 (issued), 387,333 common shares on May 25, 2026 (Issued), 387,333 common shares on November 25, 2026, 387,334 common shares on May 25, 2027, and 387,334 common shares on November 25, 2027.

The purchase price and net assets of the OrangeFin Asset acquisition are as follows:

As of December 31, 2024
Purchase price
Cash consideration(1)	$1,079,479
Value of 62,952 common shares issued at closing(2)	1,077,749
Value of future share consideration(3)	6,606,560
Transaction Costs	95,213
$8,859,001
Net assets acquired
Intangible assets	8,859,001
$8,859,001

(1)	USD$750,000 (CAD $1,079,479) paid in US dollar stablecoins at closing.

(2)	62,952 common shares priced at $17.12 per share, issued at closing.

(3)	Present value of USD$5,000,000 common shares of the Company, based on a 5% discount rate and the following payment dates; USD$833,333 on June 30, 2025 (Issued), USD$833,333 on December 31, 2025 (issued), USD$833,333 on June 30, 2026, USD$833,333 on December 31, 2026, USD$833,333 on June 30, 2027, and USD$833,333 on December 31, 2027. The number of common shares issuable will be determined based on the trading price per common share on the date of issuance.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

The purchase price and net assets of the Laine Asset acquisition are as follows:

As of March 31, 2025
Purchase price
Cash consideration(1)	$5,000,000
Value of 625,000 common shares issued at closing(2)	15,000,000
Value of 562,500 warrants issued at closing(3)	7,428,729
Value of 625,000 common shares issuable subsequent to closing(4)	15,000,000
Transaction costs	44,806
$42,473,535
Net assets acquired
Intangible assets	42,473,535
$42,473,535

(1)	$5,000,000 paid at closing.

(2)	625,000 common shares priced at $24.00 per share, issued at closing.

(3)	562,500 warrants issued at closing. Each is exercisable into one common share of the Company at an exercise price of $23.84 per Common Share, vesting monthly over a 36-month period, each Warrant is exercisable for a period of 3 years from vesting date. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $18.80, dividend yield 0%, expected volatility based on historical volatility of 126.1%, a risk-free interest rate of 2.55%, and an expected life of 3 years. The fair value of the warrants was estimated at $7,428,729.

(4)	625,000 common shares issued payable on the one-year anniversary of the closing.

See also note 15.

Impairment of Intangible Assets (Validator Nodes)

In accordance with IAS 36 Impairment of Assets, the Company assesses at each reporting date whether there is any indication that an intangible asset may be impaired. During the period ended March 31, 2026, indicators of impairment were identified for the validator nodes (the “Intangible Assets”). These indicators included:

-	Declines in the underlying delegated Solana;

-	Increased network competition leading to downward pressure on commission rates; and

-	Uncertainty regarding long-term validator economics

As a result, the Company performed an impairment test for the affected Intangible Assets.

Recoverable amount and valuation methodology

The recoverable amount of the assets was determined as the value in use, calculated using discounted future cash flows from expected validator rewards and transaction fees, less attributable operating and staking costs. Management used a weighted model approach using three separate models weighted by likelihood in order to determine a value in use that is deemed most likely by management. Key assumptions used in the value-in-use calculations included:

-	Level of cashflows expected to be received from the validator nodes;

-	Level of SOL expected to be delegated to the validator nodes;

-	Price of Solana during the forecasted period; and

-	Likelihood weighting for each model

Management believes that these assumptions reflect the best estimates of economic conditions and protocol-related developments at the reporting date.

Impairment loss recognized

As a result of the impairment testing, an impairment loss of $12.1 million was recognized in the Interim Statements within “Impairment losses on intangible assets.”

Following the impairment, the carrying amount of the validator nodes (intangible assets) were reduced to their estimated recoverable amount of $22.0 million.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

Sensitivity analysis

Management has performed a sensitivity analysis on key assumptions. A change in the key assumptions listed below would result in further impairment of the CGUs:

•	A decrease of 10% in expected cashflows would reduce the recoverable amount by $419,628;

•	A decrease of 10% in expected delegated SOL would reduce the recoverable amount by $1,377,857;

•	A decrease of 10% in the price of SOL would reduce the recoverable amount by $397,932; and

•	An increase of 10% in the weighting of the model with the lowest value would reduce the recoverable amount by $1,356,161.

Management considers these assumptions to be reasonably possible changes.

Remaining useful life

No change has been made to the estimated useful lives of validator node intangible assets during the year. The useful lives of these assets remain at 5 years.

7.	FIXED ASSETS

The fixed asset continuity schedule for the year ended September 30, 2025 and the six months ended March 31, 2026 is as follows:

Cost, Computer Hardware	Total
Balance September 30, 2024	$9,454
Additions	27,200
Balance, September 30, 2025 and March 31, 2026	36,654

Accumulated Amortization
Balance September 30, 2024	9,454
Amortization	6,880
Balance, September 30, 2025	16,334
Amortization	6,907
Balance, March 31, 2026	23,241

Net book value
Balance September 30, 2024	-
Balance, September 30, 2025	20,320
Balance, March 31, 2026	$13,413

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

8.	INVESTMENTS

Equity Investments

The Company's investments in equity instruments are classified as FVTPL and are carried at fair value. The detail is as follows:

	Quantity	March 31 2026	Quantity	September 30 2025
Chia Network Inc. (a)	19,860	$488,781	19,860	$488,781
NGRAVE NV (b)	-	-	138,966	196,881
		$488,781		$685,662

(a)	During the year ended September 30, 2021, pursuant to the Company’s Simple Agreement for Future Equity (“SAFE”) investment in Chia Network Inc. (“Chia”), the Company received 19,806 shares of Series B Stock priced at USD$15 per share, and the Company also exercised its participation rights and acquired 600 common shares of Chia at a price of USD$21.21. At September 30, 2025 and March 31, 2026, the Company estimated Chia’s fair market value to be $488,781 (2024 – $488,781) and recognized an unrealized gain of $nil in the Interim Statements during the six-month period ended March 31, 2026. (2025 – $nil).

(b)	During the year ended September 30, 2022, the Company’s convertible loan to NGRAVE NV (“NGRAVE”) was converted into common shares of NGRAVE pursuant to its convertible loan agreement which resulted in the Company receiving 138,966 NGRAVE common shares at a deemed price of EUR 0.7936. As at September 30, 2025, the Company estimated NGRAVE’s fair market value to be $196,881 (2024 – $196,881) and recognized an unrealized gain of $nil in the Interim Statements during the year ended September 30, 2025 (2024 – unrealized gain of $115,905). During the six-month period ended March 31, 2026, NGRAVE completed a court sanctioned Silent Bankruptcy, resulting in the sale of NGRAVE’s assets and the dissolution of the company. As a result, the Company wrote off its NGRAVE investment during the period.

The activity of investments for the year ended September 30, 2025 and the six months ended March 31, 2026 is as follows:

Amount
Balance, September 30, 2024	$1,513,331
Proceeds from sales (net)	(827,227)
Realized loss on sale of investments	(442)
Balance, September 30, 2025	$685,662
Realized loss on reduction in value of investments	(196,881)
Balance, March 31, 2026	$488,781

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The balances are comprised as follows:

	March 31, 2026	September 30, 2025
Trade accounts payable	$991,224	$760,157
Accrued liabilities	149,777	740,472
Accrued interest (1)	626,116	816,493
	$1,767,117	$2,317,122

(1)	Includes $73,221 related to the Kamino Facility (Note 10) and $552,894 related to the convertible debentures (Note 11).

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

10.	CREDIT FACILITIES

The continuity of the credit facilities is as follows:

	Unsecured Credit Facility	Kamino Facility	Total
Balance, September 30, 2024	$-	$-	$-
Advances to Company	16,387,090	-	16,387,090
Repayments during the year	(222,500)	-	(222,500)
Balance, September 30, 2025	$16,164,590	$-	$16,164,590
Advances to Company		9,637,589	9,637,589
Settled with shares	(4,923,554)		-4,923,554
Repayments (net)	(11,935,849)	-	(11,935,849)
Interest settled included in accounts payable	682,800		682,800
Foreign currency adjustment	12,013	(114,483)	(102,470)
Balance, March 31, 2026	$-	$9,523,106	$9,523,106

The Unsecured Credit Facility

During the year ended September 30, 2025, the Company entered into an unsecured, revolving demand credit facility (the “Unsecured Credit Facility”) with its former Chairman, Mr. Antanas Guoga (the “Lender”). Under the terms of the Unsecured Credit Facility, the Lender agreed to make available to the Company up to $10 million, subsequently increased to $25 million, (the “Commitment Amount”) in principal amount of unsecured, revolving credit, in such amounts as may be requested by the Company from time to time prior to October 21, 2026 (the “Maturity Date”). The drawn and unpaid portion of the Commitment Amount (the “Principal Balance”) will bear interest at a rate of 5% per annum, accrued daily. The Principal Balance and accrued and unpaid interest will be payable on the Maturity Date, subject to the Lender’s right to demand repayment of amounts outstanding under the Unsecured Credit Facility at any time.

During the six-month period ended March 31, 2026, the Company repaid the balance of the Unsecured Credit Facility under the following terms: 50% of the outstanding balance 2,300,726 common shares of the Company valued at $4,923,554, their market value on the issuance date; a payment of $2,461,777 settled in USDC from the Company’s digital asset treasury and the remainder, including accrued interest, in cash of $11,935,849. For the six months ended March 31, 2026, the Company recognized interest expense of $148,765 related to the Unsecured Credit Facility in the Interim Statements with $nil remaining in accrued liabilities (September 30, 2025 - $534,036).

The Kamino Facility

During the six months ended March 31, 2026, the Company entered into a cryptocurrency-backed credit facility with Kamino Finance, a decentralized lending protocol on the Solana blockchain (the "Kamino Facility"). Under the terms of the Kamino Facility, the Company deposited cryptocurrency assets as collateral to borrow PYUSD (PayPal USD stablecoin).

The Kamino Facility is a smart contract-based lending arrangement that allows the Company to maintain exposure to its cryptocurrency holdings while accessing stablecoin liquidity. Interest accrues continuously at approximately 1.7% and is calculated based on the utilization of the lending pools. The Company's collateral earns staking rewards which offset a portion of the borrowing costs.

The facility operates on an over-collateralized basis with automated liquidation mechanisms. If the loan to value (“LTV’) ratio exceeds the liquidation threshold of 65.51%, the protocol may automatically liquidate a portion of the collateral to repay the outstanding loan balance. The Company actively monitors its LTV ratio and manages collateral levels to maintain a conservative position well below the liquidation threshold.

The Kamino Facility does not have a fixed maturity date, and the Company may repay the borrowed amount at any time without penalty. The Company may also add or withdraw collateral subject to maintaining the required collateralization ratios.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

At March 31, 2026, the Company had transferred 81,236 SOL with a value of $9.4 million and 82,137 STKESOL with a value of $9.3 million to Kamino as collateral.

For the six months ended March 31, 2026, interest expense of $73,221 related to the Kamino Facility had been recorded in accrued liabilities (2025 - $nil).

11.	CONVERTIBLE DEBENTURES

During the year ended September 30, 2025, the Company raised $57.2 million of principal in convertible debentures in three separate financings. The summary of the convertible debentures is as follows:

First Private Placement and Second Private Placement

On January 16, 2025, the Company closed a private placement financing of $27.5 million (the “First Private Placement”) of convertible debenture units (each a “First CD Unit”). Each First CD Unit consists of one debenture (“First Debenture”) with a principal amount of $1,000, and 50 warrants (each a “First Warrant”). Interest on the First Debenture accrues at a rate of 2.5% per annum, payable semi-annually in cash or common shares of the Company, and the First Debentures are convertible at any time into common shares of the Company at $20 per common share. Each First Warrant entitles the holder to purchase one (1) common share of the Company at an exercise price of $20 per common share, exercisable at any time on or before the five-year anniversary of the closing of the First Private Placement. At the option of the Company, the First Debentures are redeemable in cash after the three-year anniversary of the closing of the First Private Placement at 112% of the principal value, plus accrued and unpaid interest.

On January 21, 2025, the Company closed a private placement financing of $2.5 million (the “Second Private Placement”) of convertible debenture units (each a “Second CD Unit”). Each Second CD Unit consists of one debenture (“Second Debenture”) with a principal amount of $1,000, and 27 warrants (each a “Second Warrant”). Interest on the Second Debentures accrues at a rate of 2.5% per annum, payable semi-annually in cash or common shares of the Company, and the Second Debentures are convertible at any time into common shares of the Company at $37.28 per common share. Each Second Warrant entitles the holder to purchase one (1) common share of the Company at an exercise price of $37.28 per common share, exercisable at any time on or before the five-year anniversary of the closing of the Second Private Placement. At the option of the Company, the Second Debentures are redeemable in cash after the three-year anniversary of the closing of the Second Private Placement at 112% of the principal value, plus accrued and unpaid interest.

The present value of the liability component and the equity components of the First Private Placement and Second Private Placement were allocated as follows:

	First Private Placement	Second Private Placement	Total
Closing date	January 16, 2025	January 21, 2025
Principal	$27,500,000	$2,500,000	$30,000,000
Interest rate	2.5%	2.5%
Interest payments	Semi-annual	Semi-annual
Market rate, unsecured debt(1)	11.48%	11.30%
Conversion price of debenture	$20.00	$37.28
Warrants	11,000,000	535,000	11,535,000
Warrant price	$20.00	$37.28
Underlying price, common shares	$37.28	$47.20
Risk free rate(2)	3.05%	3.05%
Volatility	134.16%	134.24%
Allocation at closing
Liability component	18,134,195	1,648,150	19,782,345
Deferred tax liability	2,760,664	251,383	3,012,047
Equity component, warrants(3),(4)	6,605,141	600,467	7,205,608
Equity component, conversion feature(4)	nil	nil	nil
	$27,500,000	$2,500,000	$30,000,000

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

1)	Source: Federal Reserve Economic Data, ICE BofA CCC & Lower US High Yield Index Effective Yield.

2)	Source: Bank of Canada 5-year benchmark rate.

3)	Valued using the Black-Scholes option pricing model.

4)	Pursuant to IFRS Standard IAS 32, where an instrument contains a liability and equity component, the liability component should be determined first, and the residual amount is equity. The Company allocated the residual equity component to the warrants, and no additional amount was allocated to the conversion option.

During the six months ended March 31, 2026, interest and accretion expense of $1.1 million (2025 - $0.4 million) and $93,727 (2025 - $32,839) was recognized on the First Private Placement and Second Private Placement, respectively, representing interest and the accretion of the liability components of the convertible debentures under the effective interest rate method.

ATW Financing

On April 23, 2025, the Company entered into an agreement with ATW Partners (the “Investor”) to establish a convertible note facility (the “Facility”) of up to USD $500 million. Under the Facility, the Company is entitled to draw down funds through the issuance of convertible notes (the “Notes”) subject to certain conditions. On May 1, 2025, the Company closed the initial tranche of USD $20 million (the “Initial Closing”). The Notes are denominated in USD and are convertible into common shares of the Company based on the prior trading day’s closing price. Additional drawdowns under the Facility remain available up to a further USD $480 million.

ATW Notes	Amount US$	Average Exchange Rate	Amount CAD$
Initial Tranche, May 1, 2025	20,000,000	1.36	27,200,000
Conversions into common shares	(9,600,000)	1.38	(13,247,404)
Adjusted amount	10,400,000	-	13,952,596
Revaluation	-	-	525,245
Balance, September 30, 2025	$10,400,000	1.39	$14,477,841
Conversions into common shares	(1,840,000)	1.38	(2,547,964)
Adjusted amount	8,560,000	-	11,929,877
Revaluation	-	-	(197,543)
Balance, March 31, 2026	$8,560,000	1.37	$11,732,334

Fair Value Option Election and Measurement

Management elected to designate the USD$20 million Notes from the Initial Closing under the fair value option (“FVO”) in accordance with IFRS 9 – Financial Instruments. This designation results in the entire instrument, including the embedded conversion feature and foreign currency exposure, being measured at fair value through profit or loss (“FVTPL”).

The rationale for electing FVO includes:

•	Elimination of accounting mismatches arising from currency volatility (as the Company reports in CAD).

•	Avoidance of bifurcation between the debt host and embedded derivative components.

•	Alignment with the Company’s risk management strategies and fair value-based performance monitoring.

At March 31, 2026, the Company recorded a gain of $197,541 in foreign exchange for the estimated change in the fair value of this Facility (September 30, 2025 - loss of $525,245).

Transaction costs of $2,380,272 related to the Initial Closing were expensed immediately, consistent with FVO application during the fiscal year ended September 30, 2025.

Fair Value Determination

Fair value of the Notes is assessed at each reporting date using observable market inputs, including exchange rates and share price movements. Changes in fair value of the Notes are recognized through profit or loss.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

SOL Delegation and Staking Interest

Under the terms of the Facility, while any Notes remain outstanding, the Company is contractually obligated to delegate all Note Purchased SOL to a validator majority owned and controlled by the Company. The Notes accrue staking interest (“Staking Interest”) when the Company is entitled to receive staking rewards on the delegated Note Purchased SOL. The Company must calculate and pay any accrued staking interest amounts (“Staking Interest Amounts”) in SOL within three business days following each calendar month-end to ATW’s wallet address. ATW’s entitlement to staking rewards is tiered and based on the combined outstanding principal of this Note and other notes under the Facility (the “Outstanding Principal”):

(i) 85% of staking rewards when the Outstanding Principal is between USD $15 million and $20 million;

(ii) 62.5% of staking rewards when the Outstanding Principal is between USD $10 million and $15 million;

(iii) 37.5% of staking rewards when the Outstanding Principal is between USD $5 million and $10 million; and

(iv) 18.8% of staking rewards when the Outstanding Principal is between USD $2.5 million and $5 million.

During the six-month period ending March 31, 2026, interest expense of $289,306 was recognized in the Interim Statements (2025 - $nil).

Conversions

During the six months ended March 31, 2026, the Company issued 925,301 Common Shares on the conversion of $2,547,964 (USD $1,840,000) of principal, leaving $11,732,334 (USD $8,560,000) of principal remaining at March 31, 2026.

Liability Component of Convertible Debentures

The summary of the liability component of the convertible debentures is as follows:

Convertible debentures	First Private Placement	Second Private Placement	ATW	Total
Balance, September 30, 2024	-	-	-	-
Liability component	18,134,195	1,648,150	27,200,000	46,982,345
Accretion	1,364,184	125,287	-	1,489,471
Conversions	-	-	(13,247,404)	(13,247,404)
Revaluation	-	-	525,245	525,245
Balance, September 30, 2025	$19,498,379	$1,773,437	$14,477,841	$35,749,657
Accretion	746,587	67,871	-	814,458
Conversions	-	-	(2,547,964)	(2,547,964)
Revaluation	-	-	-197,543	-197,543
Balance, March 31, 2026	$20,244,966	$1,841,308	$11,732,334	$33,818,608

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

12.	CAPITAL STOCK

a)	AUTHORIZED

Unlimited common shares with a par value of $nil.

b)	ISSUED

Common Shares	Number of Shares	Stated Value
Balance, September 30, 2024	18,271,711	$17,256,668
Shares issued for acquisitions	1,283,849	22,330,215
Conversions of Notes into common shares	1,147,806	13,247,405
Exercise of options	1,698,476	3,120,672
Exercise of warrants	452,333	11,219,562
Exercise of RSUs	124,103	2,882,142
Interest paid with common shares	21,563	371,891
Balance, September 30, 2025	22,999,841	$70,428,555
Shares issued for LIFE Offering (Stated Value net of warrant allocation)	4,380,000	12,091,000
Shares issued from ATM offering	1,045,654	2,144,450
Shares issued for settlement of related party debt	2,300,726	4,923,554
RSUs converted for shares	30,951	224,016
Shares issued for acquisitions	1,545,549	19,811,779
Equity issuance costs	-	(3,355,046)
Conversions of Notes into common shares	925,301	2,547,965
Balance, March 31, 2026	33,228,022	$108,816,273

During the six months ended March 31, 2026, the Company completed a private placement under the listed issuer financing exemption (“LIFE”) pursuant to Part 5A of National Instrument 45-106 – Prospectus Exemptions, issuing 4,380,000 units at a price of $6.85 per unit for gross proceeds of $30,003,000 (the “LIFE Offering”). Each unit comprised one common share and one common share purchase warrant exercisable at $8.90 for a period of 36 months. The LIFE Offering was conducted on a best-efforts, fully marketed basis by Canaccord Genuity Corp., which received a 6.0% cash commission and broker warrants equal to 6.0% of the units sold, exercisable on the same terms. The Stated Value of the shares issued pursuant to the LIFE Offering represents the gross proceeds of the LIFE Offering less the value of the warrant component of the units (see Note 14).

During the six months ended March 31, 2026, the Company initiated an at-the-market equity offering program, to offer and sell from time to time up to US$50 million of common shares of the Company in the United States and Canada under the terms of a prospectus supplement, dated January 2, 2026, to the Company’s base shelf prospectus dated November 14, 2025. For the six months ended March 31, 2026, the Company issued 1,045,654 shares at an average share price of $2.05 for total proceeds of $2,144,450.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

c)	PER SHARE AMOUNTS

Basic and diluted earnings per share have been calculated on the basis of weighted average number of common shares outstanding as outlined below:

	Three Months Ended March 31,		Six Months Ended March 31,
	2026	2025	2026	2025
Net income for the period	$(48,784,401)	$(4,824,292)	$(101,726,030)	$(1,598,576)
Weighted average number of shares outstanding	36,337,817	18,892,263	29,661,405	18,794,177
Earnings per share, basic and diluted	$(1.34)	$(0.26)	$(3.43)	$(0.09)

For the three and six-month periods ended March 31, 2026 and 2025, the diluted weighted average number of shares outstanding is equal to the basic weighted average number of shares outstanding because the Company was in a loss position and the effect of outstanding stock options, RSUs, warrants, convertible debentures would have been antidilutive. As at March 31, 2026, the Company had 717,727 stock options, 166,690 RSUs, 6,194,842 warrants, 30,000 convertible debentures convertible into 1,442,060 common shares and 8,560 ATW Notes convertible into 2,073,455, based on the closing price of the Company’s common shares on March 31, 2026, that were excluded from the diluted loss per share calculation as they were antidilutive.

13.	SHARE BASED COMPENSATION

The Company has a stock option plan (the “Plan”) in place under which it is authorized to grant options to acquire shares of the Company to directors, officers, consultants, and other key employees of the Company. The number of common shares subject to options granted under the Plan is limited to 10% in the aggregate, of the number of issued and outstanding common shares of the Company at the date of the grant of the option. The exercise price of any option granted under the Plan may not be less than the fair market value of the common shares at the time the option is granted, less any permitted discount. Options issued under the Plan may be exercised during a period determined by the board of directors which cannot exceed ten years. The plan does not require any vesting period, and the board of directors may specify a vesting period on a grant-by-grant basis. As at March 31, 2026, the maximum number of shares issuable pursuant to the Plan was 3,322,802, of which 717,727 options and 166,690 restricted share units had been granted, leaving 2,438,387 shares available for issue.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

Stock Options

During the six months ended March 31, 2026, the Company recognized share-based compensation expense related to stock option grants of $1,548,163 (2025 - $ 3,848,991).

The Company’s option grant activity for the six months ended March 31, 2026, and the year ended September 30, 2025, is as follows:

						Black-Scholes Assumptions
Grant Date	Options Granted	Exercise Price	Expiry Date	Fair Value	Fair Value per Option	Share Price at Grant	Volatility	Risk-Free Rate	Expected Life (yrs)	Vesting Schedule
15-Oct-25	100,351	$5.09	15-Oct-30	$416,876	$4.15	$4.85	129.1%	2.42%	5	1
28-Aug-25	37,500	$11.13	28-Aug-30	$359,000	$9.57	$11.13	128.4%	2.69%	5	2
24-Jul-25	130,000	$8.48	24-Jul-30	$947,000	$7.28	$8.48	128.3%	2.83%	5	3
23-Jul-25	62,500	$12.00	23-Jul-30	$642,000	$10.27	$12.00	127.4%	2.82%	5	3
3-Jun-25	31,250	$22.00	3-Jun-30	$610,000	$19.52	$23.44	118.5%	2.86%	5	3
24-Apr-25	28,125	$18.00	24-Apr-30	$411,469	$14.63	$17.84	116.4%	2.79%	5	4
24-Apr-25	25,000	$18.00	24-Apr-30	$365,750	$14.63	$17.84	116.4%	2.79%	5	5
17-Mar-25	6,250	$18.80	17-Mar-30	$101,916	$16.31	$18.80	131.4%	2.69%	5	6
17-Mar-25	62,500	$19.04	17-Mar-30	$971,331	$15.52	$18.80	124.9%	2.69%	5	3
28-Feb-25	37,500	$21.68	28-Feb-30	$708,537	$18.89	$21.68	132.9%	2.60%	5	6
30-Jan-25	50,000	$39.28	30-Jan-30	$1,719,366	$34.39	$39.28	134.2%	2.79%	5	7
27-Nov-24	9,375	$11.12	27-Nov-29	$78,589	$8.38	$11.12	99.4%	3.13%	5	7
29-Oct-24	34,937	$16.16	29-Oct-29	$425,291	$12.17	$16.16	99.4%	3.04%	5	7

Vesting Schedule
1 - 1/2 vest 12 months after the grant date, thereafter the remainder vest in equal monthly instalments over 12 months
2 - 1/3 vest 12 months from the grant date, thereafter the remainder vest in equal monthly instalments over 24 months
3 - Vest in equal monthly instalments over a period of 36 months, commencing on the grant date
4 - 1/3 vest 6 months from the grant date, the remainder vest in equal monthly instalments over 24 months
5 - 1/3 vest 12 months from the grant date, the remainder vest in equal monthly instalments over 24 months
6 - Vest in equal monthly instalments over a period of 12 months, commencing on the grant date
7 - Vest on the grant date

The continuity of outstanding stock options at March 31, 2026 and September 30, 2025:

	March 31, 2026	Weighted average exercise price	September 30, 2025	Weighted average exercise price
Beginning balance	643,626	$13.71	1,827,165	$1.21
Issued	100,351	$5.09	514,937	$16.83
Exercised	-	-	(1,698,476)	$0.88
Cancelled	(26,250)	$10.75	-	$0.00
Ending balance - outstanding	717,727	$12.61	643,626	$13.71

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

The detail of outstanding options at March 31, 2026 and September 30, 2025:

Expiry Date	March 31, 2026	Exercisable	Exercise Price	September 30, 2025	Exercisable	Exercise Price
November 21, 2027	3,689	3,689	$0.80	3,689	3,689	$0.80
August 7, 2029	125,000	125,000	$1.24	125,000	125,000	$1.24
October 29, 2029	34,937	34,937	$16.16	34,937	34,937	$16.16
November 27, 2029	9,375	9,375	$11.12	9,375	9,375	$11.12
January 30, 2030	50,000	50,000	$39.28	50,000	50,000	$39.28
February 28, 2030	37,500	37,500	$21.68	37,500	21,875	$21.68
March 17, 2030	62,500	15,625	$19.04	62,500	10,417	$19.04
March 17, 2030	6,250	6,250	$18.80	6,250	3,125	$18.80
April 24, 2030	28,125	3,906	$18.00	28,125	3,906	$18.00
April 24, 2030	18,750	13,285	$18.00	25,000	3,472	$18.00
June 3, 2030	31,250	7,814	$22.00	31,250	2,604	$22.00
July 24, 2030	62,500	13,892	$12.00	62,500	3,472	$12.00
July 25, 2030	110,000	24,464	$8.48	130,000	7,222	$8.48
August 28, 2030	37,500	-	$11.13	37,500	-	$11.13
October 15, 2030	100,351	-	$5.09	-	-	-
Ending balance - outstanding	717,727	345,737	$12.61	643,626	279,095	$13.71

At March 31, 2026, 345,737 options were exercisable at a weighted average price of $14.10 per share (September 30, 2025 – 279,095 at $13.71). The weighted average life of the outstanding options is 3.43 years (September 30, 2025 – 4.5 years).

Restricted Share Units

During the six months ended March 31, 2026, the Company granted 119,571 restricted share units (“RSUs”) to directors and officers and 62,953 to management consultants. The RSUs are exchangeable into common shares of the Company on a one for one basis upon achieving the vesting conditions and are valued at the market price of the Company’s common shares on the grant date ($808,049), of which $647,704 was charged to the Interim Statements for the six months ended March 31, 2026.

During the year ended September 30, 2025, the Company granted 132,970 RSUs to a consultant and 6,250 RSUs to a director. The RSU’s were valued at the market price of the Company’s common shares on the grant date ($3,458,450). The value of the director RSUs ($199,500) were charged to income on the grant date. The consultant RSUs were recognized monthly on a straight-line basis over their six-month vesting period, commencing December 24, 2024 for 70,458 RSUs (valued at $698,950) and February 28, 2025 for 62,500 RSUs (valued at $2,560,000). Of the granted RSUs, 10,418 of the vested consultant RSUs have not been issued, and 4,699 of the directors RSUs have not vested as at September 30, 2025. During the year ended September 30, 2025, the total charged to the Interim Statements for share-based compensation was $3,458,450 (2024 - $nil).

The continuity of outstanding RSUs at March 31, 2026 and September 30, 2025 is as follows:

RSU Balance
Balance at September 30, 2024	$-
RSUs granted	139,220
Exercised	(124,103)
Balance, September 30, 2025	$15,117
RSUs granted	182,524
Exercised	(30,951)
Balance, March 31, 2026	$166,690

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

14.	WARRANTS

 During the six months ended March 31, 2026, the Company issued 4,380,000 unit warrants and 262,800 broker warrants pursuant to the LIFE Offering (Note 12). The warrants are exercisable at $8.90 per share and expire on October 1, 2028, 36 months from the closing date of the LIFE Offering.

The fair value assigned to the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: share price of $5.75, dividend yield of 0%, expected volatility of 134.9%, a risk-free interest rate of 2.47%, and an expected life of 3 years, resulting in a total estimated value of $18,987,000, of which $17,912,000 was recorded in contributed surplus and $1,075,000 was recorded as share issuance costs.

The continuity of outstanding warrants for the six months ended March 31, 2026 and the year ended September 30, 2025, is as follows:

	March 31, 2026	Weighted average exercise price	September 30, 2025	Weighted average exercise price
Beginning balance	1,552,042	$22.14	-	-
Issued	4,642,800	$8.90	2,004,375	$21.65
Exercised	-	-	(452,333)	$20.00
Ending balance	6,194,842	$12.22	1,552,042	$22.14

As at March 31, 2026 there were 6,194,842 warrants outstanding with a weighted average exercise price of $12.22 (September 30, 2025 – 1,552,042 warrants with a weighted average exercise price of $22.14).

Expiry Date	March 31, 2026	Exercise Price	September 30, 2025	Exercise Price
March 17, 2028	562,500	$23.84	562,500	$23.84
January 16, 2030	922,667	$20.00	922,667	$20.00
January 21, 2030	66,875	$37.28	66,875	$37.28
October 1, 2028	4,642,800	$8.90	-	-
	6,194,842	$12.22	1,552,042	$22.14

15.	FUTURE SHARE ISSUANCE

Cogent Asset Acquisition

During the year ended September 30, 2025, the Company acquired the Cogent Assets for consideration of USD$1,000,000 ($1,394,340) in US dollar stablecoins and 145,250 common shares priced at $9.60 per share, paid in cash and issued in common shares at closing, respectively. The Company is also required to issue 2,324,000 common shares as follows: 387,333 common shares on May 25, 2025 (Issued), 387,333 common shares on November 25, 2025 (issued), 387,333 common shares on May 25, 2026, 387,333 common shares on November 25, 2026, 387,334 common shares on May 25, 2027, and 387,334 common shares on November 25, 2027 (see also Note 6).

The future share issuances may be subject to adjustment. In the event the SOL staked to the Cogent Assets on a share issuance date has decreased more than 5% from the amount delegated to the Cogent Assets on the closing date (690,895 SOL), the number of shares issued on the applicable share issuance date shall be reduced in proportion to the percentage decline in staked SOL that exceeds 5%.

OrangeFin Asset Acquisition

During the year ended September 30, 2025, the Company acquired the OrangeFin Assets for consideration of USD$750,000 ($1,079,479) in US dollar stablecoins and 62,952 common shares priced at $17.12 per share, paid on closing. The Company is also required to issue common shares with a value of USD$5,000,000, payable in six equal tranches of USD$833,333, every six months over a period of three years from the closing date of the acquisition of which two tranches have been issued as at March 31, 2026. The number of shares issued per tranche will be determined based on the closing market price of the Company's common shares and the USD/CAD foreign exchange rate at the time of issuance. The future share issuances may be subject to adjustment. In the event the SOL staked to the OrangeFin Assets on a share issuance date has decreased more than 5% from the amount delegated to the OrangeFin Assets on the closing date (632,302 SOL), the number of shares issued on the applicable share issuance date shall be reduced in proportion to the percentage decline in staked SOL that exceeds 5% (see also 6).

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

Laine Asset Acquisition

During the year ended September 30, 2025, the Company acquired the Laine Assets for consideration paid at closing of $5,000,000 cash, 625,000 common shares priced at $24.00 per share, and 562,500 common share purchase warrants (each, a “Warrant”). The Warrants vest monthly in substantially equal tranches over 36 months, and each Warrant entitles the seller to purchase one common share of the company at a price of $23.84 per share for a period of 36 months from its respective vesting date. The Company also issued the required 625,000 common shares on March 17, 2026 (see also Note 6).

16.	STAKING AND VALIDATING INCOME

The staking and validating results for the three and six months ended March 31, 2026 and 2025 are as follows:

Three months ended March 31,	2026		2025
	Expressed in Solana	Expressed in Canadian Dollars	Expressed in Solana	Expressed in Canadian Dollars
Validator operations
Validator rewards, paid in Solana	3,521	$507,825	5,884	$1,563,816
Validator rewards received in other cryptocurrencies(1)	-	50,793	-	135,928
Validator income, paid in fiat	-	-	-	4,315
Validator fees, paid in Solana	-	-	(126)	(51,081)
Validator fees, paid in fiat	-	(179,445)	-	(63,278)
	3,521	379,173	5,758	1,589,700
Staking rewards (Solana)	5,650	768,260	3,812	937,764
Total staking and validating income	9,171	$1,147,433	9,570	$2,527,464

(1) 23,956 SUI tokens for the three months ended March 31, 2026 (2025 - 27,917 SUI tokens)

Six months ended March 31,	2026		2025
	Expressed in Solana	Expressed in Canadian Dollars	Expressed in Solana	Expressed in Canadian Dollars
Validator operations
Validator rewards, paid in Solana	6,007	$1,053,757	7,892	$2,155,800
Validator rewards received in other cryptocurrencies(1)	-	118,949	-	135,928
Validator income, paid in fiat	-	-	-	4,315
Validator fees, paid in Solana	-	-	(290)	(63,780)
Validator fees, paid in fiat	-	(322,996)	-	(122,106)
	6,007	849,710	7,602	2,110,157
Staking rewards (Solana)	12,950	2,399,340	6,409	1,662,156
Total staking and validating income	18,957	$3,249,050	14,011	$3,772,313

(1) 41,902 SUI tokens for the six months ended March 31, 2026 (2025 - 27,917 SUI tokens)

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

17.	RELATED PARTY DISCLOSURES

The Company’s related parties include its key management personnel, and any entity related to key management personnel that has transactions with the Company. Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly.

Key Management Compensation

The compensation paid to key management is shown below:

Six months ended March 31,	2026	2025
Salaries and management consulting fees	$974,924	$454,024
Director fees	272,812	26,000
Stock-based compensation	1,434,931	1,646,417
	$2,682,667	$2,126,441

At March 31, 2026, included in accounts payable and accrued liabilities is $341,818 (2025 - $36,340) owed to related parties.

18.	CONTINGENT LIABILITIES

Netherlands Preliminary Tax Assessment - On February 15, 2017, the Company received an income tax reassessment from the Netherlands tax authority reassessing the Company’s subsidiary KRBV for an amount payable of 3.3 million euros (CAD$5 million). This reassessment was pursuant to management challenging an earlier preliminary assessment for an amount payable by KRBV of 11.4 million euros. The preliminary tax assessment and the reassessment were both issued before KRBV had filed its 2016 tax return and as such are based on incomplete information. The 2016 tax return has since been filed. It is management's opinion that the assessed amount payable of 3.3 million euros (CAD$5 million) continues to be an over assessment. The Netherlands Tax Authority has again issued a preliminary assessment, and the Company has filed a notice of objection to this assessment. The Company believes that the tax collection period of tax debts has expired, however, it is possible that the recovery period for any taxes that could be owed may have been extended. As a result, no provision has been made for this reassessment in these financial statements.

19.	FAIR VALUE

The fair value of the Company's cash and cash equivalents, accounts payable and accrued liabilities are not materially different from the carrying values given the short-term nature.

Recurring fair value measurements (financial and non-financial assets)

(i) Fair value hierarchy

The Company records certain financial instruments or assets on a recurring fair value basis as follows:

Recurring fair value measurements - March 31, 2026	Level 1	Level 2	Level 3
Financial assets at fair value through FVTPL
Equity investment	$-	$-	$488,781
Financial liabilities at fair value through FVTPL
Convertible debentures	-	-	11,732,334
Non financial assets at fair value through other comprehensive income
Cryptocurrencies	-	60,658,543	-
	$-	$60,658,543	$12,221,115

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

Recurring fair value measurements - September 30, 2025	Level 1	Level 2	Level 3
Financial assets and liabilities at fair value through FVTPL
Equity investment	$-	$-	$685,662
Financial liabilities at fair value through FVTPL
Convertible debentures	-	-	14,477,841
Non financial assets at fair value through other comprehensive income
Cryptocurrencies	-	126,529,342	-
	$-	$126,529,342	$15,163,503

The Company defines its fair value hierarchy as follows:

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g., other public markets) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

The Company exercised significant due diligence and judgement and determined that this presence and availability of this market was the most advantageous market and utilized the pricing available in the market as an estimate of the fair value of the investment. In addition, The Company's cryptocurrencies, convertible loan, and assets held as collateral are classified as Level 2 determined by taking the price from www.coinlore.com as of 24:00 UTC.

Management has concluded that an active market exists for SOL and other crypto assets to which the revaluation model has been applied. This conclusion is based on the availability of quoted prices in accessible markets with sufficient trading volume and liquidity. The Company will continue to evaluate whether active markets exist for these assets at each reporting date and disclose any changes prospectively.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

(ii) Valuation techniques used to determine fair values:

Specific valuation techniques used to fair value financial instruments, specifically those that are not quoted in an active market. These are development stage companies, as such the Company utilized a market approach:

a)	The use of quoted market prices in active or other public markets

b)	The use of most recent transactions of similar instruments

c)	Discounted cash flow model

(iii) Transfers between levels 2 and 3

There were no transfers between levels 2 and 3 during the six months ended March 31, 2026 and the year ended September 30, 2025.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

(iv) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in the level 3 fair value measurements (see above for valuation techniques adopted):

Description	Fair Value		Unobservable Inputs	Range of Inputs
	March 31, 2026	September 30, 2025	March 31, 2026	March 31, 2026
Investments	$488,781	$685,662	(a) and (b)	N/A
Convertible debentures	$11,732,334	14,477,841	(c)	N/A

(vi) Valuation processes

The Investment Committee includes a team that performs the valuations of all items required for financial reporting purposes, including level 3 fair values. This team collaborates with the chief financial officer (“CFO”) at least once every three months which is in-line with the Company's reporting requirements. The main Level 3 inputs derived and evaluated by the Company’s team are the timeline for expected milestones and assessment of the technical matter relating to the technology.

The independent valuators utilized a variety of approaches and assumptions, including but not limited to:

-	Income, comparable market multiples, precedent transactions, and cost approach

-	Forecast revenue, expenses, and profitability

-	Income tax

-	Capex

-	Discount rates

-	Residual value

-	Volatility of underlying asset

-	Risk free rate of interest

-	Value of strategic coin reserves, if any

-	Weighting of various valuation approaches

-	Timing of liquidity date, if any

(vii) Active Market Considerations

In applying the revaluation model to its digital assets, management has determined that an active market exists for (“SOL”) and other crypto assets measured at fair value. An active market is one in which quoted prices are readily and regularly available from an exchange, dealer, broker, or pricing service, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. Management considers trading volumes, liquidity, and the availability of reliable pricing data in reaching its conclusion. The Company will continue to evaluate whether active markets exist for these assets at each reporting date and will disclose any changes prospectively.

The Company performed a sensitivity analysis on the carrying value of its Level 3 assets at March 31, 2026 and noted that a 20% decrease would result in a $97,694 decrease in fair value (September 30, 2025 - $137,132).

20.	FINANCIAL RISK FACTORS

Capital Management

The Company manages and adjusts its capital structure, based on the funds available to the Company, in order to support the investment in cryptocurrencies and blockchain companies. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company's management to sustain future development of the business. The Company considers capital to be its capital stock, warrants, and stock option components of shareholders' equity.

To effectively manage the Company's capital requirements, the management has in place a planning, budgeting, and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient working capital and planned future capital raises to meet its short-term business requirements, taking into account its anticipated cash flow from operations and its holding of cash and short-term investments.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the six months ended March 31, 2026.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

Safeguarding of Cryptocurrency Assets

The Company retains third-party custodians to safeguard its cryptocurrency assets. At March 31, 2026, custody arrangements were as follows:

Coinbase Custody Trust Company, LLC ("Coinbase") - approximately 70% of holdings

-	Location: 200 Park Avenue South, Suite 1208, New York, NY 10003

-	Regulation: NY Department of Financial Services; qualified custodian under § 206(4)-2(d)(6) of the Advisers Act

-	Insurance: Annually renewed commercial crime policy (Coinbase Global Inc. as named insured)

-	Due diligence: SOC 1 and SOC 2 audit reports reviewed; no known security breaches

Fireblocks Inc. ("Fireblocks") – approximately 15% of holdings

-	Location: 2 Penn Plaza, New York, NY 10121

-	Technology: Multi-party computation (MPC) technology

-	Certification: SOC 2 Type II certified

-	Due diligence: SOC 2 Type II audit report reviewed; publicly available insurance information reviewed; no known security breaches

Kamino Finance – approximately 15% of holdings (collateral) - Holdings consist of SOL and STKESOL posted as collateral as described in Note 11

Risk Disclosures

Exposure to credit, interest rate, cryptocurrency, and currency-related risks arises in the normal course of the Company’s business.

Credit Risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into, causing the other party to incur a financial loss. The Company limits its credit risk by placing its cash with high credit quality financial institutions and with cryptocurrency exchanges on which the Company has performed internal due diligence procedures. The Company deems these procedures necessary as some exchanges are unregulated and not subject to regulatory oversight. Furthermore, cryptocurrency exchanges engage in the practice of commingling their clients’ assets in exchange wallets. When cryptoassets are commingled, transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is risk around the occurrence of transactions, or the existence of period end balances represented by exchanges.

As at March 31, 2026, the Company holds $367,523 in cash and cash equivalents with the majority with high credit quality financial institutions (September 30, 2025 - $1.8 million). The Company's due diligence procedures around exchanges and custodians utilized throughout the period include, but are not limited to, internal control procedures around on-boarding new exchanges or custodians which includes review of the exchanges’ or custodians’ anti-money laundering (“AML”) and know-your-client (“KYC”) policies by the Company’s chief investment officer, constant review of market information specifically regarding the exchanges or custodians security and solvency risk, setting balance limits for each exchange account based on risk exposure thresholds and preparing weekly asset management reports to ensure limits are being followed and having a fail-over plan to move cash and cryptocurrencies held on an exchange or with a custodian in instances where risk exposure significantly changes.

There is no significant credit risk with respect to receivables.

Interest Rate Risk

The Company is exposed to interest rate risk on its Kamino Facility, which bears a variable interest rate based on pool utilization (approximately 1.7% at March 31, 2026). The Company's convertible debentures bear fixed interest rates. At March 31, 2026, variable rate debt of $9.5 million represented approximately 19% of total debt obligations.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

Cryptocurrencies Risk

Cryptocurrencies are measured at fair value less cost to sell. Cryptocurrency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and political and economic conditions. Further, cryptocurrencies have no underlying backing or contracts to enforce recovery of invested amounts. The profitability of the Company is related to the current and future market price of cryptocurrencies, mainly SOL; in addition, the Company may not be able to liquidate its cryptocurrencies at its desired price if necessary. Investing in cryptocurrencies is speculative, prices are volatile, and market movements are difficult to predict. Supply and demand for such currencies change rapidly and are affected by a variety of factors, including regulation and general economic trends.

Cryptocurrencies have a limited history; their fair values have historically been volatile, and the value of cryptocurrencies held by the Company could decline rapidly. A decline in the market prices of cryptocurrencies could negatively impact the Company's future operations. Historical performance of cryptocurrencies is not indicative of their future performance.

Many cryptocurrency networks are online end-user-to-end-user networks that host a public transaction ledger (blockchain) and the source code that comprises the basis for the cryptographic and algorithmic protocols governing such networks. In many cryptocurrency transactions, the recipient or the buyer must provide its public key, which serves as an address for a digital wallet, to the seller. In the data packets distributed from cryptocurrency software programs to confirm transaction activity, each party to the transaction must sign transactions with a data code derived from entering the private key into a hashing algorithm, which signature serves as validation that the transaction has been authorized by the owner of the cryptocurrency. This process is vulnerable to hacking and malware and could lead to theft of the Company’s digital wallets and the loss of the Company’s cryptocurrency.

Cryptocurrencies are loosely regulated and there is no central marketplace for exchange. Supply is determined by a computer code, not a central bank. Additionally, exchanges may suffer from operational issues, such as delayed execution, which could have an adverse effect on the Company.

The cryptocurrency exchanges on which the Company may trade on are relatively new and, in many cases, largely unregulated, and therefore may be more exposed to fraud and failure than regulated exchanges for other assets. Any financial, security, or operational difficulties experienced by such exchanges may result in an inability of the Company to recover money or cryptocurrencies being held on the exchange. Further, the Company may be unable to recover cryptocurrencies awaiting transmission into or out of the exchange, all of which could adversely affect an investment of the Company. Additionally, to the extent that the digital asset exchanges representing a substantial portion of the volume in digital asset trading are involved in fraud or experience security failures or other operational issues, such digital asset exchanges' failures may result in loss or less favorable prices of cryptocurrencies, or may adversely affect the Company, its operations, and its investments.

Furthermore, crypto-exchanges engage in commingling their client's assets in exchange wallets. When crypto-assets are commingled transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is a risk around the occurrence of transactions or existence of period end balances represented by exchanges.

Loss of access risk

The loss of access to the private keys associated with the Company's cryptocurrency holdings may be irreversible and could adversely affect an investment. Cryptocurrencies are controllable only by an individual that possesses both the unique public key and private key or keys relating to the "digital wallet" in which the cryptocurrency is held. To the extent a private key is lost, destroyed, or otherwise compromised and no backup is accessible the Company may be unable to access the cryptocurrency.

Irrevocability of transactions

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft generally will not be reversible, and the Company may not be capable of seeking compensation.

Hard fork and airdrop risks

Hard forks may occur for a variety of reasons including, but not limited to, disputes over proposed changes to the protocol, significant security breach, or an unanticipated software flaw in the multiple versions of otherwise compatible software. In the event of a hard fork in a cryptocurrency held by the Company, it is expected that the Company would hold an equivalent amount of the old and new cryptocurrency following the hard fork.

Air drops occur when promoters of a new cryptocurrency send amounts of the new cryptocurrency to holders of another cryptocurrency, allowing them to claim a specified amount of the new cryptocurrency for free.

The Company may not be able to realize the economic benefit of a hard fork or airdrop, either immediately or ever, for various reasons. For instance, the Company may not have any systems in place to monitor or participate in hard forks or airdrops.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

Market Risk

Market risk is the risk that the value of financial instruments will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment, its issuer, or all factors affecting all instruments traded in a market or market segment. All investments present a risk of loss of capital. The maximum risk resulting from financial instruments is equivalent to their fair value. The Company’s investments are susceptible to other market risk arising from uncertainties about future prices of the instruments. The Company moderates this risk through the various investment strategies within the parameters of the Company’s investment guidelines.

As at March 31, 2026, management’s estimate of the effect on equity to a +/- 10% change in the market prices of the Company’s investments, with all other variables held constant, is $48,878 (September 30, 2025 - $68,566), and the effect of a +/- 10% change in the market price of the SOL token, with all other variables held constant, is $6.1 million (September 30, 2025 – $12.6 million).

Foreign Currency Risk

The Company is exposed to foreign currency risk on financial assets and liabilities that are denominated in a currency other than the Canadian dollar. The currencies giving rise to this risk are primarily the U.S. dollar, Australian dollar, and the Euro, the balance of net monetary assets and liabilities in such currencies as of March 31, 2026, is $12.0 million (September 30, 2025 - $14.9 million). Sensitivity to a plus or minus 10% change in the foreign exchange rates would result in a foreign exchange gain/loss of $1.2 million (September 30, 2025 - $1.4 million).

Liquidity Risk

The Company is exposed to liquidity risk primarily as a result of its trade accounts payable as well as the risk of not being able to liquidate assets at reasonable prices. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2026, the Company had cash and cash equivalents balance of $0.4 million (September 30, 2025 - $1.8 million) to settle accounts payable and accrued liabilities of $1.8 million (September 30, 2025 - $2.3 million). All of the Company's trade accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms.

While the Company's cash position at March 31, 2026 was insufficient on its own to settle all current liabilities, management maintains access to substantial liquidity sources to meet obligations as they come due. The Company held digital assets with a fair value of approximately $60.6 million at March 31, 2026, which can be converted to fiat currency as needed. Additionally, the Company has access to capital markets through its USD$150 million base shelf prospectus dated November 14, 2025, and up to USD$480 million under its ATW convertible note facility, subject to market conditions and applicable terms.

Management's near-term plan to meet operating expenses and debt obligations includes eliminating unnecessary operating expenses, utilizing revenue from its staking and validating operations (although primarily in SOL), selective monetization of SOL holdings, opportunistic use of the shelf prospectus based on market conditions, and potential drawdowns under the ATW facility for strategic purposes. Management continuously monitors liquidity needs and may adjust its funding strategy as circumstances evolve.

Active Market Risk

The Company’s application of the revaluation model assumes the continued existence of an active market for SOL and other crypto assets (see Note 19 – Fair Value). A loss of such active markets could materially affect the Company’s ability to reliably measure fair value.

Concentration Risk

The Company is exposed to concentration risk as the majority of its assets are held in SOL and related validator operations. The value of these assets is highly dependent on the performance, stability, and adoption of the SOL network, as well as broader cryptocurrency market and economic conditions. Any adverse developments, including regulatory changes, security incidents, or network disruptions, could materially impact the Company’s financial position. The Company continuously evaluates its exposure and risk management strategies to mitigate potential adverse effects.

Regulatory Risk

The regulatory environment for digital assets, including SOL, remains uncertain and continues to evolve. Changes in laws, regulations, or enforcement actions in key jurisdictions could impact the Company’s ability to operate validator nodes, stake assets, or transact in SOL. Regulatory developments may also affect the liquidity, valuation, or classification of SOL under applicable financial reporting standards. The Company actively monitors regulatory changes and assesses potential impacts on its operations and financial position.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

SOL Governance Risk

SOL’s development and governance are significantly influenced by the SOL Foundation, which plays a key role in protocol upgrades, ecosystem growth, and validator coordination. While SOL operates as a decentralized blockchain, the SOL Foundation’s decision-making authority could impact network stability, economic incentives, or technical direction in ways that may not align with the interests of all stakeholders. Any material changes initiated by the Solana Foundation, including governance proposals, tokenomics adjustments, or network upgrades, could affect the Company’s validator operations and the value of its SOL and SOL-related assets. The Company continues to monitor governance developments and assess potential risks to its operations.

On March 6, 2025, SOL validators and stakeholders commenced voting on governance proposals SIMD-0228 and SIMD-0123. SIMD-0228 proposed introducing a dynamic token emission model that would have adjusted SOL’s inflation rate based on staking participation, potentially reducing annual inflation from 4.5% to as low as 0.87%. However, the proposal did not reach the required supermajority and was rejected. SIMD-0123, which proposed a mechanism allowing validator operators to share priority fees with their stakers, was approved. The Company is evaluating the implications of these outcomes and will adjust its validator operations as necessary to maintain efficiency and competitiveness.

Other Risk Factors

Risks which the Company is not aware of or which the Company currently deems to be immaterial may surface and have a material adverse impact on the Company’s business income and financial condition. Exposure to credit, interest rate, cryptocurrency, and currency risks arises in the normal course of the Company’s business.

21.	INCOME TAX

The Company provides for income tax at a tax rate of 26.5% based on tax rates expected to apply at the time of realization. The continuity of income taxes payable is as follows:

Income tax receivable
Balance, September 30, 2024	$(1,547,686)
Income tax expense	(49,347)
Payments	1,597,033
Income tax recoverable	1,600,000
Balance, September 30, 2025 and March 31, 2026	$1,600,000

During the year ended September 30, 2025, the Company paid the estimated tax balance of $1,547,686 that was provided for at September 30, 2024 and an additional 49,347 for small adjustments related to fiscal 2024 and booked a non-capital loss carryback to recover the taxes paid related to the previous fiscal year.

As at March 31, 2026, the Company's deferred tax liability was $nil (September 30, 2025 — $584,981). The deferred tax liability recognized at September 30, 2025 arose from unrealized gains on cryptocurrency assets and was reversed during the six months ended March 31, 2026 as a result of the decline in fair value of those assets during the interim period.

22.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment being investment in cryptocurrencies and blockchain technology.

23.	SUBSEQUENT EVENTS

On April 14, 2026, the Company completed the acquisition of substantially all of the assets of Darklake Labs Pte. Ltd. (“Darklake”), a technology company specializing in zero-knowledge privacy solutions for the Solana blockchain. The transaction was completed for total consideration of approximately USD $1.2 million, consisting of USD $200,000 in cash and 1,047,156 common shares of the Company issued at fair value, subject to a statutory four-month lock-up period. As part of the acquisition, the founders and core development team of Darklake joined the Company.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. NOTES TO THE AMENDED AND RESTATED INTERIM UNAUDITED CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Six months ended March 31, 2026 and 2025

On May 4, 2026, the Company entered into a definitive agreement to acquire HoudiniSwap LLC (“HoudiniSwap”), a non-custodial, privacy-focused cross-chain swap aggregator, for total consideration of approximately USD $18 million. The transaction closed on May 31, 2026, subsequent to the reporting period, at which date the Company obtained control of HoudiniSwap and acquired 100% of its issued and outstanding membership interests. The acquisition will be accounted for as a business combination under IFRS 3.

The consideration comprises USD $8.25 million in cash (USD $7.0 million paid on closing and USD $1.25 million payable over 18 months), a USD $5.75 million promissory note due six months after closing, and USD $4.0 million in common shares issued based on a 90-day volume-weighted average price prior to closing and subject to a four-month hold period (2,812,301 common shares). The consideration also includes USD $100,000 in common share purchase warrants, exercisable for two years at a premium to market price. The agreement provides for a two-year earn-out of up to USD $10 million in contingent consideration, payable on the achievement of specified EBITDA thresholds, which will be recognized at its acquisition-date fair value once the initial accounting is completed. In connection with the closing, the Company's acquisition advisor is entitled to a cash fee and warrants.

The Company expects the HoudiniSwap acquisition to be accounted for as a business combination. As the transaction closed shortly before these financial statements were authorized for issue, the Company has not yet determined the acquisition-date fair values of the identifiable assets acquired and liabilities assumed, the fair value of the contingent consideration, or the resulting goodwill, and therefore the related disclosures required by IFRS 3 cannot yet be made.

On May 25, 2026, 387,333 common shares were issued pursuant to the Cogent Assets acquisition.

On June 8, 2026, the Company received $1,600,880 in respect of income taxes recoverable.

Subsequent to March 31, 2026, and prior to the date these Interim Statements were authorized for issue, the Company issued an aggregate of 5,195,153 common shares in connection with the following transactions:

Common Shares
Shares outstanding as at March 31, 2026	33,228,022
RSU settlements	67,329
Convertible debenture interest settlement	131,416
Intangible asset acquisition (Cogent)	387,333
ATW note conversion	749,618
Darklake acquisition	1,047,156
HoudiniSwap acquisition	2,812,301
Shares outstanding as at the date hereof	38,423,175

The accompanying notes are an integral part of these unaudited interim condensed financial statements.